Former Head of 20th Century Fox Interactive Joins Liquid Media

Vancouver, BC – April 14, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) proudly announces the addition of veteran interactive entertainment industry production executive Michael Timothy Doyle to its recently announced advisory board.

Doyle was previously Head of 20th Century Fox Interactive and Vice President of Production for FoxNext, focusing on PC, console and virtual reality (VR) game experiences. Among his successes, he concluded the most significant deal in Fox Interactive history by uniting Ubisoft Entertainment, Lightstorm Entertainment and 20th Century Fox for the video game adaptation of James Cameron’s Avatar film.

Additionally, Doyle oversaw production of the most successful Alien franchise video game ever made, Alien: Isolation, which won PC Game of the Year in 2014 by PC Gamer magazine.

"In the production business, operational expertise is critical for keeping productions on track and on schedule,” said Joshua Jackson, Chairman of Liquid Media. “Our visionary Advisory Board Chair, Wilson J. Tang, is rapidly building the team for our upcoming slate of content and we believe Mike will be an incredible asset along our production journey.”

“As a producer and production executive, Mike has overseen USD$300 million of content that is still generating significant revenue from its long tail,” said Daniel Cruz, CFO of Liquid Media. “His skill set aligns with Liquid’s plans to leverage its retro catalogue, repurpose titles across new platforms and/or into full media franchises, and transform new and currently owned titles into virtual reality.”

“I give kudos to Joshua Jackson and Liquid’s executive team for identifying this unique time in history for the interactive entertainment industry and launching the Company to capitalize on its studio-of-the-future platform,” said Doyle. "I’m excited to work on upcoming owned IP projects that Liquid advances into full-scale production and helping lead them through to successful completion.”

Led by digital entertainment legend Wilson J. Tang, Liquid’s advisory board was established to provide guidance to Company leadership on its ambitious and innovative plans to leverage market developments resulting from convergence in the emerging media and entertainment landscape.

Liquid has agreed to issue 25,000 stock options to Doyle, alongside the rest of the Board of Directors and advisors. To that end, he has been issued 25,000 incentive stock options, entitling him to purchase an aggregate of 25,000 common shares at an exercise price of USD$2.55 per share for a five-year term expiring at the close of business on April 13, 2025.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (VP of VRARA Vancouver - Virtual / Augmented Reality Association), alongside Advisory Board members Wilson J. Tang (acclaimed digital entertainment veteran), Andrew Kaplan (capital markets strategist) and Michael Timothy Doyle (veteran interactive entertainment industry production executive). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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